                           FIRST AMENDED AND RESTATED
                            BUSINESS LOAN AGREEMENT


                 This Agreement dated as of June 26, 1996, is between Bank of America National Trust and Savings Association (the "Bank") and Reliance Steel & Aluminum Co. (the "Borrower").


1.  FACILITY NO. 1:  LINE OF CREDIT AMOUNT AND TERMS

                 1.1      Line of Credit Amount.

                          (a) During the availability period described below, the Bank will provide a line of credit ("Facility No. 1") to the Borrower. The amount of the line of credit (the "Facility No. 1 Commitment") is One Hundred Million Dollars ($100,000,000).

                          (b) This is a revolving line of credit. During the availability period, the Borrower may prepay principal amounts and reborrow them.

                          (c) The Borrower agrees not to permit the outstanding principal balance of the line of credit to exceed the Facility No. 1 Commitment.

                 1.2 Availability Period. The line of credit is available between the date of this Agreement and July 31, 1999 (the "Expiration Date") unless the Borrower is in default.

                 1.3      Interest Rate.

                          (a) Unless the Borrower elects an optional interest rate as described below, the interest rate is the Bank's Reference Rate.

                          (b) The Reference Rate is the rate of interest publicly announced from time to time by the Bank in San Francisco, California, as its Reference Rate. The Reference Rate is set by the Bank based on various factors, including the Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Reference Rate. Any change in the Reference Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Reference Rate.

                 1.4      Repayment Terms.

                          (a) The Borrower will pay interest on August 1, 1996, and then monthly thereafter until payment in full of any principal outstanding under this line of credit.





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
                          (b) The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Expiration Date.

                 1.5 Optional Interest Rates. Instead of the interest rate based on the Bank's Reference Rate, the Borrower may elect the optional interest rates listed below for this Facility No. 1 during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The following optional interest rates are available:

                          (a) LIBOR Rate plus .50 percentage points.

                          (b) the Cayman Rate plus .50 percentage points.


2.  FACILITY NO. 2:  LETTERS OF CREDIT AMOUNT AND TERMS

                 2.1 Letters of Credit. At the request of the Borrower, between the date of this Agreement and the Expiration Date, the Bank will issue:

                          (a) commercial letters of credit with a maximum maturity of 365 days but not to extend more than 180 days beyond the Expiration Date. Each commercial letter of credit will require drafts payable at sight or up to 30 days after sight.

                          (b) standby letters of credit with a maximum maturity of 365 days but not to extend more than 180 days beyond the Expiration Date. The standby letters of credit may include a provision providing that the maturity date will be automatically extended each year for an additional year unless the Bank gives written notice to the contrary.

                          (c) The following letters of credit are outstanding from the Bank for the account of the Borrower:

                                  Letter of Credit Number                               Amount
                                  -----------------------                               ------
                                         LASB# 214833                                $ 375,000.00
                                         LASB# 216483                                  188,570.90
                                         LASB# 216484                                1,300,000.00
                                         LASB# 217917                                1,464,000.00
                                         LASB# 217918                                  714,000.00

         As of the date of this Agreement, these letters of credit shall be deemed to be outstanding under this Agreement, and shall be subject to all the terms and conditions stated in this Agreement.

                 2.2 Amount. The amount of the letters of credit outstanding at any one time (including the drawn and unreimbursed





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
amounts of the letters of credit) may not exceed Ten Million Dollars ($10,000,000); provided, however, that if Metal Center Inc. should be merged into the Borrower, then that certain standby letter of credit # LASB 216449 shall be deemed to be outstanding under this Agreement and the amount of letters of credit outstanding at any one time (including the drawn and unreimbursed amounts of letters of credit) may not exceed Thirteen Million Six Hundred Fifty Thousand Dollars ($13,650,000).

                 2.3  Other Terms.  The Borrower agrees:

                          (a) if there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

                          (b) the issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank's written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank.

                          (c)  to sign the Bank's form Application and
         Agreement for Commercial Letter of Credit or Application and Agreement for Standby Letter of Credit.

                          (d) to pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

                          (e) to allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

                          (f) to pay the Bank a non-refundable fee equal to 7/8% per annum of the outstanding undrawn amount of each standby letter of credit, payable annually in advance, calculated on the basis of the face amount outstanding on the day the fee is calculated. If there is a default under this Agreement, at the Bank's option, the amount of the fee shall be increased to 2% per annum, effective starting on the day the Bank provides notice of the increase to the Borrower.


3.  OPTIONAL INTEREST RATES

                 3.1 Optional Rates. Each optional interest rate is a rate per year. Interest will be paid on the last day of each interest period, and, if the interest period is longer than 90 days, then on the first day of each month during the interest period. At the end of any interest period, the interest rate will revert to the rate based on the Reference Rate, unless the Borrower has designated another optional interest rate for the Portion. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may





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
terminate the availability of optional interest rates for interest periods commencing after the default occurs.

                 3.2 LIBOR Rate. The election of LIBOR Rates shall be subject to the following terms and requirements:

                          (a) The interest period during which the LIBOR Rate will be in effect will be one, two, or three weeks, or one, two, three, four, five, six, seven, eight, nine, ten, eleven, or twelve months. The first day of the interest period must be a day other than a Saturday or a Sunday on which the Bank is open for business in California, New York and London and dealing in offshore dollars (a "LIBOR Banking Day"). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.

                          (b) Each LIBOR Rate portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000) for interest periods of one month or longer. For shorter maturities, each Libor Rate portion will be for an amount which, when multiplied by the number of days in the applicable interest period, is not less than fifteen million (15,000,000) dollar-days.

                          (c) The "LIBOR Rate" means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

                 LIBOR Rate =              London Inter-Bank Offered Rate
                                         ----------------------------------
                                           (1.00 - Reserve Percentage)

                 Where,

                                  (i)  "London Inter-Bank Offered Rate" means
                 the interest rate at which the Bank's London Branch, London, Great Britain, would offer U.S. dollar deposits for the applicable interest period to other major banks in the London inter-bank market at approximately 11:00 a.m. London time two
                 (2) London Banking Days before the commencement of the interest period. A "London Banking Day" is a day on which the Bank's London Branch is open for business and dealing in offshore dollars.

                                  (ii) "Reserve Percentage" means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.





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
                          (d) The Borrower shall irrevocably request a LIBOR Rate Portion no later than 12:00 noon San Francisco time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above.

                          (e) The Borrower may not elect an interest period for a LIBOR Rate which is scheduled to end more than six months after the Expiration Date.

                          (f) Any Portion of the principal balance already bearing interest at the LIBOR Rate will not be converted to a different rate during its interest period.

                          (g) Each prepayment of a LIBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

                                  (i) the additional interest which would have
                 been payable during the interest period on the amount prepaid had it not been prepaid, exceeds

                                  (ii) the interest which would have been
                 recoverable by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank, for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

                          (h) The Bank will have no obligation to accept an election for a LIBOR Rate Portion if any of the following described events has occurred and is continuing:

                                  (i) Dollar deposits in the principal amount, and for periods equal to the interest period, of a LIBOR Rate Portion are not available in the London inter-bank market; or

                                  (ii)  the LIBOR Rate does not accurately
                 reflect the cost of a LIBOR Rate Portion.

                 3.3 Cayman Rate. The election of Cayman Rates shall be subject to the following terms and requirements:

                          (a) The interest period during which the Cayman Rate will be in effect will be one year or less. The last day of the interest period will be determined by the Bank





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
         using the practices of the offshore dollar inter-bank market.

                          (b) Each Cayman Rate Portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000) for interest periods of 30 days or longer. For shorter maturities, each Cayman Rate Portion will be for an amount which, when multiplied by the number of days in the applicable interest period, is not less than fifteen million (15,000,000) dollar-days.

                          (c) The Borrower may not elect an interest period for a Cayman Rate which is scheduled to end more than 180 days after the Expiration Date.

                          (d) The "Cayman Rate" means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

                 Cayman Rate =          Cayman Base Rate
                                   --------------------------
                                   (1.00 - Reserve Percentage)

                 Where,

                                  (i)  "Cayman Base Rate" means the interest
                 rate at which the Bank's Grand Cayman Branch, Grand Cayman, British West Indies, would offer U.S. dollar deposits for the applicable interest period to other major banks in the offshore dollar inter-bank market.

                                  (ii) "Reserve Percentage" means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

                          (e) Each prepayment of a Cayman Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

                                  (i) the additional interest which would have
                 been payable during the interest period on the amount prepaid had it not been prepaid, exceeds





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
                                  (ii) the interest which would have been
                 recoverable by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

                          (f) The Bank will have no obligation to accept an election for a Cayman Rate Portion if any of the following described events has occurred and is continuing:

                                  (i) Dollar deposits in the principal amount, and for periods equal to the interest period, of a Cayman Rate Portion are not available in the offshore Dollar inter-bank market; or

                                  (ii)  the Cayman Rate does not accurately
                 reflect the cost of a Cayman Rate Portion.


4.  FEES, EXPENSES AND COSTS

                 4.1      Fees.

                          (a) Unused commitment fee. The Borrower agrees to pay a fee on any difference between the Facility No. 1 Commitment and the amount of credit it actually uses under Facility No. 1, determined by the weighted average credit outstanding during the specified period. The fee will be calculated at three sixteenths (3/16%) of one percent per year.

         This fee is due in arrears on September 30, 1996 and on the last day of each following quarter until the Expiration Date.

                          (b) Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, then the Borrower will pay the Bank a Two Thousand Five Hundred Dollar ($2,500) fee for each waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional requirements as a condition to any waiver or amendment.

                 4.2 Expenses. The Borrower agrees to immediately repay the Bank for reasonable expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, documentation fees.

                 4.3 Reimbursement Costs. The Borrower agrees to reimburse the Bank for any reasonable expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement in excess of those fees and costs listed above. Expenses include, but are not limited to, reasonable attorneys' fees, including any allocated costs of the Bank's in-house counsel.


5.  DISBURSEMENTS, PAYMENTS AND COSTS

                 5.1 Requests for Credit. Each request for an extension of credit will be made in writing in a manner acceptable to the Bank, or by another means acceptable to the Bank.

                 5.2 Disbursements and Payments. Each disbursement by the Bank and each payment by the Borrower will be:

                          (a) made at the Bank's branch (or other location) selected by the Bank from time to time;

                          (b) made for the account of the Bank's branch selected by the Bank from time to time;

                          (c) made in immediately available funds, or such other type of funds selected by the Bank;

                          (d) evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

                 5.3      Telephone and Telefax Authorization.

                          (a)  The Bank may honor telephone or telefax
         instructions for advances or repayments or for the designation of optional interest rates and telefax requests for the issuance of letters of credit given by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers.

                          (b) Advances will be deposited in and repayments will be withdrawn from the Borrower's account number 14594-06400 entitled "Reliance Consolidated", or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower.

                          (c) The Borrower will provide written confirmation to the Bank of any telephone or telefax instructions within 5 days. If there is a discrepancy and the Bank has already acted on the instructions, the telephone or telefax instructions will prevail over the written confirmation.

                          (d) The Borrower indemnifies and excuses the Bank (including its officers, employees, and agents) from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions it





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
         reasonably believes are made by any individual authorized by the Borrower to give such instructions. This indemnity and excuse will survive this Agreement's termination.

                 5.4  Direct Debit (Pre-Billing).

                          (a) The Borrower agrees that the Bank will debit the Borrower's deposit account number 14594-06400 entitled "Reliance Consolidated", or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower (the "Designated Account") on the date each payment of principal and interest and any fees from the Borrower becomes due (the "Due Date"). If the Due Date is not a banking day, the Designated Account will be debited on the next banking day.

                          (b) Approximately 5 days prior to each Due Date, the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the "Billed Amount"). The calculation will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate.

                          (c) The Bank will debit the Designated Account for the Billed Amount, regardless of the actual amount due on that date (the "Accrued Amount"). If the Billed Amount debited to the Designated Account differs from the Accrued Amount, the discrepancy will be treated as follows:

                                  (i)  If the Billed Amount is less than the
                 Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy. The Borrower will not be in default by reason of any such discrepancy.

                                  (ii)  If the Billed Amount is more than the
                 Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

         Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding. The Bank will not pay the Borrower interest on any overpayment.

                          (d) The Borrower will maintain sufficient funds in the Designated Account to cover each debit. If there are insufficient funds in the Designated Account on the date the Bank enters any debit authorized by this Agreement, the debit will be reversed.

                 5.5 Banking Days. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California. For amounts bearing interest at an offshore rate (if any), a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California and dealing in offshore dollars. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

                 5.6  Taxes.

                 If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank. If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed. The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within 30 days after the due date.

                 5.7 Additional Costs. The Borrower will pay the Bank, on demand, for the Bank's costs or losses arising from any statute or regulation, or any request or requirement of a regulatory agency which is applicable to all national banks or a class of all national banks. The costs and losses will be allocated to the loan in a manner determined by the Bank, using any reasonable method. The costs include the following:

                          (a)  any reserve or deposit requirements; and

                          (b) any capital requirements relating to the Bank's assets and commitments for credit.

                 5.8 Interest Calculation. All interest at rates related to the LIBOR Rate or the Cayman Rate will be computed on the basis of a 360-day year and the actual number of days elapsed, which results in more interest than if a 365-day year is used. All interest at the rate related to the Reference Rate and all fees will be computed on the basis of a 365-day year and the actual number of days elapsed.

                 5.9 Default Rate. Upon the occurrence and during the continuation of any default under this Agreement, principal amounts outstanding under this Agreement will at the option of the Bank bear interest at a rate which is one (1.0) percentage point higher than the rate of interest otherwise provided under this Agreement. This will not constitute a waiver of any default. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid. Any interest, fees or costs which are not paid when due shall bear interest at the Bank's Reference Rate plus one (1.0) percentage point. This may result in compounding of interest.

6.  CONDITIONS

                 The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this Agreement:

                 6.1 Authorizations. Evidence that the execution, delivery and performance by the Borrower (and any guarantor) of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

                 6.2 Governing Documents. A copy of the Borrower's articles of incorporation.

                 6.3 Insurance. Evidence of insurance coverage, as required in the "Covenants" section of this Agreement.

                 6.4 Guaranties. Guaranties signed by Valex Corp., CCC Steel, Inc., and MetalCenter, Inc., each in the amount of One Hundred Fifteen Million Dollars ($115,000,000).

                 6.5 Good Standing. Certificates of good standing for the Borrower from its state of formation and from any other state in which the Borrower is required to qualify to conduct its business.

                 6.6 Payment of Fees. Payment of all accrued and unpaid expenses incurred by the Bank as required by the paragraph entitled "Reimbursement Costs."

                 6.7 Other Items. Any other items that the Bank reasonably requires.


7.  REPRESENTATIONS AND WARRANTIES

                 When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewed representation:

                 7.1 Organization of Borrower. The Borrower is a corporation duly formed and existing under the laws of the state where organized.

                 7.2 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers, have been duly authorized, and do not conflict with any of its organizational papers.

                 7.3 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

                 7.4 Good Standing. In each state in which the Borrower does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

                 7.5 No Conflicts. This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

                 7.6 Financial Information. All financial and other information that has been or will be supplied to the Bank, including the Borrower's financial statement dated as of March 31, 1996, is:

                          (a) sufficiently complete to give the Bank accurate knowledge of the Borrower's (and any guarantor's) financial condition.

                          (b) in compliance with all government regulations that apply.

Since the date of the financial statement specified above, there has been no material adverse change in the assets or financial condition of the Borrower (or any guarantor).

                 7.7 Lawsuits. There is no lawsuit, tax claim or other dispute pending or threatened against the Borrower which, if lost, would impair the Borrower's financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

                 7.8 Permits, Franchises. The Borrower possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

                 7.9 Other Obligations. The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to the Bank.

                 7.10 Income Tax Returns. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year, except as have been disclosed in writing to the Bank.

                 7.11 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

                 7.12  ERISA Plans.

                          (a) The Borrower has fulfilled its obligations, if any, under the minimum funding standards of ERISA and the

         Code with respect to each Plan and is in compliance in all material respects with the presently applicable provisions of ERISA and the Code, and has not incurred any liability with respect to any Plan under Title IV of ERISA.

                          (b)     No reportable event has occurred under
          Section 4043(b) of ERISA for which the PBGC requires 30 day notice.

                          (c) No action by the Borrower to terminate or withdraw from any Plan has been taken and no notice of intent to terminate a Plan has been filed under Section 4041 of ERISA.

                          (d) No proceeding has been commenced with respect to a Plan under Section 4042 of ERISA, and no event has occurred or condition exists which might constitute grounds for the commencement of such a proceeding.

                          (e) The following terms have the meanings indicated for purposes of this Agreement:

                                  (i)      "Code" means the Internal Revenue
                  Code of 1986, as amended from time to time.

                                  (ii)     "ERISA" means the Employee
                  Retirement Income Security Act of 1974, as amended from time to time.

                                  (iii) "PBGC" means the Pension Benefit
                 Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

                                  (iv)     "Plan" means any employee pension
                 benefit plan maintained or contributed to by the Borrower and insured by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

                 7.13 Location of Borrower. The Borrower's place of business (or, if the Borrower has more than one place of business, its chief executive office) is located at the address listed under the Borrower's signature on this Agreement.


8.  COVENANTS

                 The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

                 8.1 Use of Proceeds. To use the proceeds of the credit only for working capital purposes and acquisitions.

                 8.2 Financial Information. To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as requested by the Bank from time to time:

                          (a) Within 100 days of the Borrower's fiscal year end, the Borrower's annual financial statements. These financial statements must be audited (with an unqualified opinion except as to changes in accounting principles in which the auditors concur) by a certified public accountant acceptable to the Bank. The statements shall be prepared on a consolidated basis.

                          (b)  Within 60 days of the period's end, the
         Borrower's quarterly financial statements. These financial statements may be Borrower prepared. The statements shall be prepared on a consolidated basis.

                          (c) Copies of the Borrower's federal income tax return, within 30 days of filing, and, if requested by the Bank, copies of any extensions of the filing date.

                          (d) Within the period(s) provided in (a) and (b) above, a compliance certificate of the Borrower signed by an authorized financial officer of the Borrower setting forth (i) the information and computations (in sufficient detail) to establish that the Borrower is in compliance with all financial covenants at the end of the period covered by the financial statements then being furnished and (ii) whether there existed as of the date of such financial statements and whether there exists as of the date of the certificate, any default under this Agreement and, if any such default exists, specifying the nature thereof and the action the Borrower is taking and proposes to take with respect thereto.

                          (e) Within sixty (60) days of the date of this Agreement, a completed Bank form Environmental Questionnaire and Disclosure Statement.

                 8.3 Current Ratio. To maintain on a consolidated basis a ratio of current assets to current liabilities of at least 1.9:1.0.

                 8.4 Total Liabilities to Net Worth. To maintain on a consolidated basis a ratio of total liabilities not subordinated to net worth not exceeding 1.25:1.0.

"Total liabilities not subordinated" means the sum of current liabilities plus long term liabilities, excluding liabilities subordinated to the Borrower's obligations to the Bank in a manner acceptable to the Bank, using the Bank's standard form.

                 8.5 Fixed Charge Coverage Ratio. To maintain on a consolidated basis a Fixed Charge Coverage Ratio of at least 1.75:1.0.

"Fixed Charge Coverage Ratio" means the ratio of the sum of net income plus income taxes, plus interest expense, lease expense, and rent expense plus depreciation and amortization to the sum of interest expense, lease expense, rent expense, and the greater of the current portion of long term debt or Five Million Dollars ($5,000,000). This ratio will be calculated at the end of each fiscal quarter, using the results of that quarter and each of the 3 immediately preceding quarters. The current portion of long term liabilities will be measured as of the last day of the preceding fiscal year.

                 8.6 Positive Liquidity Formula. To maintain at all times total liquidity in an amount greater than Zero Dollars ($0), calculated as follows:

                          (a) The sum of (i) eighty percent (80%) of the Borrower's accounts receivable that have not been outstanding more than 90 days from their due dates, (ii) sixty percent (60%) of the sum of Borrower's inventory plus fifty percent (50%) of LIFO or FIFO reserves minus accounts payable, and (iii) thirty-five percent (35%) of the Borrower's net fixed assets;

         minus

                          (b)     The Borrower's total interest bearing debt.

                 8.7 Other Debts. Not to have outstanding or incur any direct or contingent liabilities (other than those to the Bank), or become liable for the liabilities of others without the Bank's written consent. This does not prohibit:

                          (a) Acquiring goods, supplies, or merchandise on normal trade credit.

                          (b) Endorsing negotiable instruments received in the usual course of business.

                          (c) Obtaining surety bonds in the usual course of business.

                          (d) Liabilities and lines of credit and leases in existence on the date of this Agreement disclosed in writing to the Bank in the Borrower's financial statement dated March 31, 1996.

                          (e) Additional operating lease obligations for the acquisition of fixed or capital assets.

                 8.8 Other Liens. Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, except:

                          (a) Deeds of trust and security agreements in favor of the Bank.

                          (b)     Liens for taxes not yet due.

                          (c) Liens outstanding on the date of this Agreement disclosed in writing to the Bank.

                          (d)     Liens in connection with workers'
         compensation, unemployment insurance or social security obligations.

                          (e)     Mechanics', workmen's, materialmen's
         landlords', carriers', or other like liens arising in the ordinary and normal course of business with respect to obligations which are not due or which are being contested in good faith.

                          (f) Conditional sale or other title retention agreements or liens to secure all or any portion of the purchase price of any fixed assets acquired for use in the ordinary course of business, provided that the aggregate obligations of such nature immediately following the imposition of any such purchase money lien shall not exceed 10% of the Borrower's Tangible Net Worth. "Tangible Net Worth" means the gross book value of the Borrower's assets (excluding goodwill, patents, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and expense, deferred research and development costs, deferred marketing expenses, and other like intangibles, less total liabilities, including but not limited to accrued and deferred income taxes, and any reserves against assets.

                 8.9 Dividends. Not to declare or pay any dividends on any of its shares, except:

                          (a)  dividends payable in its capital stock;

                          (b) from earnings available for dividends and earned during the immediately preceding fiscal year, and in any event, not in excess of One Million Five Hundred Thousand Dollars ($1,500,000) plus twenty-five percent (25%) of net income accrued since December 31, 1990 in any one fiscal year;

                 8.10 Notices to Bank. To promptly notify the Bank in writing of:

                          (a)  any lawsuit over One Million Dollars
         ($1,000,000) against the Borrower (or any guarantor).

                          (b) any substantial dispute between the Borrower (or any guarantor) and any government authority.

                          (c)  any failure to comply with this Agreement.

                          (d) any material adverse change in the Borrower's (or any guarantor's) financial condition or operations.

                          (e) any change in the Borrower's name, legal structure, place of business, or chief executive office if the Borrower has more than one place of business.

                 8.11 Books and Records. To maintain adequate books and records.

                 8.12 Audits. To allow the Bank and its agents to inspect the Borrower's properties and examine, audit and make copies of books and records at any reasonable time. If any of the Borrower's properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank's requests for information concerning such properties, books and records.

                 8.13 Compliance with Laws. To comply with the laws (including any fictitious name statute), regulations, and orders of any government body with authority over the Borrower's business.

                 8.14 Preservation of Rights. To maintain and preserve all rights, privileges, and franchises the Borrower now has.

                 8.15 Maintenance of Properties. To make any repairs, renewals, or replacements to keep the Borrower's properties in good working condition.

                 8.16 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

                 8.17  Insurance.

                          (a) General Business Insurance. To maintain insurance as is usual for the business it is in.

                          (b) Evidence of Insurance. Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

                 8.18 Additional Negative Covenants. Not to, without the Bank's written consent:

                          (a) engage in any business activities substantially different from the Borrower's present business.

                          (b)  liquidate or dissolve the Borrower's business.

                          (c) enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company.

                          (d) sell, lease, transfer or dispose of all or a substantial part of the Borrower's business or the Borrower's assets except in the ordinary course of the Borrower's business.

                          (e) sell, assign, lease, transfer or otherwise dispose of any assets for less than fair market value, or enter into any agreement to do so.

                          (f) sell, lease or otherwise dispose of any assets or enter into any sale and leaseback agreement covering any of its fixed or capital assets in excess of an aggregate for all such sales, leases, and sales and leasebacks in any one year equal to ten percent (10%) of the Borrower's then current Tangible Net Worth as defined in Paragraph 8.8(f) herein.

                          (g) voluntarily suspend its business for more than 2 days in any 365 day period.

                 8.19 Acquisitions. Without the Bank's prior written consent, not acquire or purchase all or substantially all of the assets or business of any other person, firm, corporation, or any division thereof, or acquire or purchase securities; provided, however, that this Paragraph shall not prohibit:

                          (a) the acquisition or purchase of obligations issued or guarantied by the United States;

                          (b) the acquisition or purchase of short term marketable securities that do not constitute more than five percent (5%) of the capital stock, partnership interests, membership interests, or equity of any person, firm, or corporation;

                          (c) the acquisition or purchase of assets, business, or securities of a person, firm, or corporation if (i) such acquisition or purchase has been approved by the board of directors or similar governing body of the person, firm, or corporation whose assets, business, or securities are to be acquired or purchased, (ii) the total consideration to be paid for any such acquisition or purchase does not, when added to the total consideration previously paid for any other such acquisitions or purchases in any fiscal year (excluding the acquisition of CCC Steel, Inc.), exceed twenty-five percent (25%) of the Borrower's Tangible Net Worth as defined in Paragraph 8.8(f), and (iii) immediately after such acquisition or purchase, the Borrower would be in compliance with the terms and conditions of this Agreement.

                 8.20 ERISA Plans. To give prompt written notice to the Bank of:

                          (a)     The occurrence of any reportable event under
         Section 4043(b) of ERISA for which the PBGC requires 30 day notice.

                          (b) Any action by the Borrower to terminate or withdraw from a Plan or the filing of any notice of intent to terminate under Section 4041 of ERISA.

                          (c) Any notice of noncompliance made with respect to a Plan under Section 4041(b) of ERISA.

                          (d) The commencement of any proceeding with respect to a Plan under Section 4042 of ERISA.


9.  HAZARDOUS WASTE INDEMNIFICATION

                 The Borrower will indemnify and hold harmless the Bank from any loss or liability directly or indirectly arising out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance. This indemnity will apply whether the hazardous substance is on, under or about the Borrower's property or operations or property leased to the Borrower. The indemnity includes but is not limited to attorneys' fees (including the reasonable estimate of the allocated cost of in-house counsel and staff). The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns. For these purposes, the term "hazardous substances" means any substance which is or becomes designated as "hazardous" or "toxic" under any federal, state or local law. This indemnity will survive repayment of the Borrower's obligations to the Bank.


10.  DEFAULT

                 If any of the following events occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event of default occurs under the paragraph entitled "Bankruptcy," below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

                 10.1 Failure to Pay. The Borrower fails to make a payment under this Agreement when due.

                 10.2 False Information. The Borrower (or any guarantor) has given the Bank false or misleading information or representations.

                 10.3 Bankruptcy. The Borrower (or any guarantor) files a bankruptcy petition, a bankruptcy petition is filed against the Borrower (or any guarantor) or the Borrower (or any guarantor) makes a general assignment for the benefit of creditors.

                 10.4 Receivers. A receiver or similar official is appointed for the Borrower's (or any guarantor's) business, or the business is terminated.

                 10.5 Judgments. Any judgments or arbitration awards are entered against the Borrower (or any guarantor), or the Borrower (or any guarantor) enters into any settlement agreements with respect to any litigation or arbitration, in an aggregate amount of One Million Dollars ($1,000,000) or more in excess of any insurance coverage.

                 10.6 Government Action. Any government authority takes action that the Bank believes materially adversely affects the Borrower's (or any guarantor's) financial condition or ability to repay.

                 10.7 Cross-default. Any default occurs under any agreement in connection with any credit the Borrower (or any guarantor) has obtained from anyone else or which the Borrower (or any guarantor) has guaranteed if the default consists of failing to make a payment when due or gives the other lender the right to accelerate the obligation.

                 10.8 Default under Related Documents. Any guaranty, subordination agreement, security agreement, deed of trust, or other document required by this Agreement is violated or no longer in effect.

                 10.9 Other Bank Agreements. The Borrower (or any guarantor) fails to meet the conditions of, or fails to perform any obligation under any other agreement the Borrower (or any guarantor) has with the Bank or any affiliate of the Bank. If, in the Bank's opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of thirty (30) days after the date on which the Bank gives written notice of the breach to the Borrower; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.

                 10.10 ERISA Plans. The occurrence of any one or more of the following events with respect to the Borrower, provided such event or events could reasonably be expected, in the judgment of the Bank, to subject the Borrower to any tax, penalty or liability (or any combination of the foregoing) which, in the aggregate, could have a material adverse effect on the financial condition of the Borrower with respect to a Plan:

                          (a) A reportable event shall occur with respect to a Plan which is, in the reasonable judgment of the Bank likely to result in the termination of such Plan for purposes of Title IV of ERISA.

                          (b) Any Plan termination (or commencement of proceedings to terminate a Plan) or the Borrower's full or partial withdrawal from a Plan.

                 10.11 Other Breach Under Agreement. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any term of this Agreement not specifically referred to in this Article. If, in the Bank's opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of thirty (30) days after the date on which the Bank gives written notice of the breach to the Borrower; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.


11.  ENFORCING THIS AGREEMENT; MISCELLANEOUS

                 11.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

                 11.2 California Law. This Agreement is governed by California law.

                 11.3 Successors and Assigns. This Agreement is binding on the Borrower's and the Bank's successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank's prior consent. The Bank may sell participations in or assign this loan, and may exchange financial information about the Borrower with actual or potential participants or assignees; provided that such actual or potential participants or assignees shall agree to treat all financial information exchanged as confidential. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

                 11.4  Arbitration.

                          (a) This paragraph concerns the resolution of any controversies or claims between the Borrower and the Bank, including but not limited to those that arise from:

                                  (i)  This Agreement (including any renewals,
                      extensions or modifications of this Agreement);

                                  (ii) Any document, agreement or procedure
                      related to or delivered in connection with this Agreement;

                                  (iii)  Any violation of this Agreement; or

                                  (iv)  Any claims for damages resulting from
                       any business conducted between the Borrower and the

                 Bank, including claims for injury to persons, property or business interests (torts).

                          (b) At the request of the Borrower or the Bank, any such controversies or claims will be settled by arbitration in accordance with the United States Arbitration Act. The United States Arbitration Act will apply even though this Agreement provides that it is governed by California law.

                          (c) Arbitration proceedings will be administered by the American Arbitration Association and will be subject to its commercial rules of arbitration.

                          (d) For purposes of the application of the statute of limitations, the filing of an arbitration pursuant to this paragraph is the equivalent of the filing of a lawsuit, and any claim or controversy which may be arbitrated under this paragraph is subject to any applicable statute of limitations. The arbitrators will have the authority to decide whether any such claim or controversy is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis.

                          (e) If there is a dispute as to whether an issue is arbitrable, the arbitrators will have the authority to resolve any such dispute.

                          (f) The decision that results from an arbitration proceeding may be submitted to any authorized court of law to be confirmed and enforced.

                          (g) The procedure described above will not apply if the controversy or claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property located in California. In this case, both the Borrower and the Bank must consent to submission of the claim or controversy to arbitration. If both parties do not consent to arbitration, the controversy or claim will be settled as follows:

                                  (i) The Borrower and the Bank will designate a referee (or a panel of referees) selected under the auspices of the American Arbitration Association in the same manner as arbitrators are selected in Association-sponsored proceedings;

                                  (ii) The designated referee (or the panel of referees) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections;

                                  (iii)  The referee (or the presiding referee
                 of the panel) will be an active attorney or a retired judge;
                 and

                                  (iv)  The award that results from the
                 decision of the referee (or the panel) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

                          (h) This provision does not limit the right of the Borrower or the Bank to:

                                  (i)      exercise self-help remedies such as
             setoff;

                                  (ii)     foreclose against or sell any real
             or personal property collateral; or

                                  (iii) act in a court of law, before, during
             or after the arbitration proceeding to obtain:

                                        (A)  an interim remedy; and/or

                                        (B)  additional or supplementary
                            remedies.

                          (i) The pursuit of or a successful action for interim, additional or supplementary remedies, or the filing of a court action, does not constitute a waiver of the right of the Borrower or the Bank, including the suing party, to submit the controversy or claim to arbitration if the other party contests the lawsuit. However, if the controversy or claim arises from or relates to an obligation to the Bank which is secured by real property located in California at the time of the proposed submission to arbitration, this right is limited according to the provision above requiring the consent of both the Borrower and the Bank to seek resolution through arbitration.

                          (j) If the Bank forecloses against any real property securing this Agreement, the Bank has the option to exercise the power of sale under the deed of trust or mortgage, or to proceed by judicial foreclosure.

                 11.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

                 11.6 Administration Costs. The Borrower shall pay the Bank for all reasonable costs incurred by the Bank in connection with administering this Agreement.

                 11.7 Attorneys' Fees. The Borrower shall reimburse the Bank for any reasonable costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and including any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator.
In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.

                 11.8 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively:

                          (a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

                          (b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

                          (c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

                 11.9 Indemnification. The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit. This indemnity includes but is not limited to attorneys' fees (including the allocated cost of in-house counsel). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower's obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand.

                 11.10 Notices. All notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, to the addresses on the signature page of this Agreement, or to such other addresses as the Bank and the Borrower may specify from time to time in writing.

                 11.11 Headings. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

                 11.12 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

                 11.13 Prior Agreement Superseded. This Agreement supersedes the Business Loan Agreement entered into as of June 30, 1993 between the Bank and the Borrower, and any credit outstanding thereunder shall be deemed to be outstanding under this Agreement.

This Agreement is executed as of the date stated at the top of the first page.


BANK OF AMERICA NATIONAL
TRUST AND SAVINGS ASSOCIATION               RELIANCE STEEL & ALUMINUM CO.


By /s/ Donald G. Farris                      By  /s/ David H. Hannah
- ------------------------                        ---------------------------

Title  Vice President                        Title  President
- ------------------------                          -------------------------

                                             By  /s/ Steven S. Weis
                                                ---------------------------

                                             Title  Chief Financial Officer
                                                   ------------------------


Address where notices to                      Address where notices to
the Bank are to be sent:                      the Borrower are to be sent:

Bank of America National Trust                Reliance Steel & Aluminum Co.
  and Savings Association                     2550 E. 25th Street
Los Angeles Regional Commercial               Los Angeles, California
90058
  Banking Office #1459
525 South Flower Street, Mezzanine
Los Angeles, California  90071